SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Addition of a Direct Subsidiary

On December 30, 2019, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the addition of Woori Asset Trust Co., Ltd. (“Woori Asset Trust”) as a direct subsidiary.

Key Details

1.	Company name: Woori Asset Trust Co., Ltd.

2.	Primary area of business: Real Estate Trust

3.	Key financial figures as of December 31, 2018:

1)	Total assets (in millions of KRW): 113,786

2)	Total liabilities (in millions of KRW): 37,333

3)	Total stockholders’ equity (in millions of KRW): 76,453

4)	Capital stock (in millions of KRW): 15,293

4.	Share ownership ratio upon addition as a direct subsidiary: 51%

5.	Proportion of the share purchase amount compared to Woori Financial Group’s total assets upon addition as a direct subsidiary: 1.2%

6.	Date of addition: December 30, 2019 (Share purchase completion date)

7.	Total number of direct subsidiaries of Woori Financial Group after the addition of Woori Asset Trust as a direct subsidiary: 11

8.	Other relevant information:

1)	The figures in items 4 and 5 are based on the sum of 44.46% (1.36 million shares), which was acquired from a majority shareholder, and 6.54% (200 thousand shares), which was acquired from Woori Bank.

2)	Kukje Asset Trust Ltd. changed its name to Woori Asset Trust Co., Ltd. through the resolution of an extraordinary shareholders’ meeting held today (December 30, 2019).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: December 30, 2019	By: /s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President